Exhibit 99.1

Vermilion Energy Inc. Announces Corrib Acquisition and 2022 Budget and Guidance

CALGARY, AB, Nov. 29, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce the acquisition of an incremental 36.5% interest in the Corrib Natural Gas Project ("Corrib") and our 2022 Budget and Guidance.

Highlights

  Vermilion has entered into an agreement to acquire Equinor Energy Ireland Limited which owns a 36.5% interest in Corrib ("Corrib Acquisition") for total consideration of US$434 million ($556 million), before closing adjustments and contingent payment. The transaction has an effective date of January 1, 2022 and is expected to close during the second half of 2022 after all requisite approvals have been received.
  The cash payment on closing will be reduced by the interim free cash flow ("FCF")(1) generated from the effective date to closing. We estimate a cash payment on closing in the range of $200 to $300 million, depending on the actual closing date, which we expect to fund within 2022 FCF. As part of the transaction, we have entered into an agreement with Equinor to hedge approximately 70% of the production for 2022 and 2023 which provides high certainty of an approximate two-year payback period.
  The purchase price represents a funds flow from operations ("FFO") multiple of approximately 1.5 times. We estimate 2022 full-year pro forma(2) FFO per share accretion of approximately 33% and FCF per share accretion of approximately 53%, based on forward commodity prices(3). In addition, we estimate the transaction to be approximately 11% deleveraging in 2022 with incremental deleveraging and accretion expected in 2023 and beyond.
  The Corrib Acquisition will add approximately 23 mmboe of 2P reserves and is expected to produce approximately 7,700 boe/d in 2022. Based on forward commodity prices, the Corrib Acquisition is forecast to generate approximately $365 million of FFO and $361 million of FCF in 2022 which equates to an FFO and FCF netback of approximately $130/boe.
  Vermilion's operated interest in Corrib will increase to 56.5% upon closing, significantly increasing our exposure to premium priced European natural gas. On a 2022 full-year pro forma basis, European natural gas will represent approximately 22% of our production and approximately 42% of FFO. The acquisition also rebalances our international weighting to approximately 39% of production and 60% of FFO based on 2022 full-year pro forma estimates, further enhancing our geographical and commodity diversification which is a unique differentiator in our business model.
  Corrib's natural gas production features world-class ESG, with best-in-class Scope 1 and 2 emissions intensity of 4.2 kgCO2e/boe and a robust plan for long-term biodiversity enhancement.
  Vermilion's Board of Directors has approved an E&D capital budget of $425 million for 2022 which is expected to deliver annual average production of 83,000 to 85,000 boe/d, excluding any impact from the Corrib Acquisition. We will update our 2022 guidance once we have confirmation on the timing of the Corrib Acquisition closing date.
  Based on forward commodity prices, we forecast 2022 full-year pro forma FFO in excess of $1.45 billion and FCF in excess of $1.0 billion (FFO and FCF in excess of $1.1 billion and $650 million, respectively excluding the Corrib Acquisition). The majority of FCF after dividends will be allocated to debt reduction and to fund the Corrib Acquisition, resulting in year-end net debt of less than $1.3 billion and a net debt to trailing full-year pro forma FFO ratio of less than 0.9 times.
  We plan to reinstate a $0.06 per share quarterly dividend commencing in Q1 2022. Our return of capital framework will be a staged approach that will increase over time as further debt targets are achieved while retaining the flexibility to adjust when necessary. The Corrib Acquisition will significantly enhance the company's FCF profile and ability to return additional capital to shareholders.

Corrib Acquisition

Vermilion has entered into an agreement with Equinor ASA to acquire its wholly owned subsidiary Equinor Energy Ireland Limited which owns a 36.5% interest in Corrib for total consideration of US$434 million ($556 million), before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022 and is expected to close in the second half of 2022 after all requisite approvals have been received. The length of time required to close is due to obtaining approval from partners, government and regulatory bodies. The cash payment on closing will be reduced by the interim FCF generated from the effective date to closing. Based on forward commodity prices, we estimate a cash payment on closing in the range of $200 to $300 million, depending on the actual closing date, which we expect to fund within 2022 FCF.

The Corrib Acquisition will add approximately 23 mmboe of 2P reserves and is expected to produce approximately 7,700 boe/d in 2022. Based on forward commodity prices, the Corrib Acquisition is forecast to generate approximately $365 million of FFO and $361 million of FCF in 2022, which equates to an FFO and FCF netback of approximately $130/boe. The purchase price represents an FFO multiple of approximately 1.5 times and an FCF yield of approximately 65%, based on 2022 full year estimates. The Corrib Acquisition is deleveraging and highly accretive to Vermilion on an FFO and FCF per share basis for 2022 and beyond. We estimate 2022 full-year pro forma FFO per share accretion of approximately 33% and FCF per share accretion of approximately 53%, based on forward commodity prices. In addition, we estimate the transaction to be approximately 11% deleveraging in 2022 with incremental deleveraging and accretion expected in 2023 and beyond. This acquisition is self-funded and reduces our leverage in 2022 and beyond without the need of issuing equity. As a result, it  will serve our  shareholders well by minimizing dilution, maximizing per share accretion metrics and enhancing our ability to return capital to shareholders.

As part of the transaction, we have entered into an agreement with Equinor to hedge approximately 70% of the production for 2022 and 2023 (NBP forward strip is currently ~$22.00-$23.00/mmbtu for 2022 and ~$14.50-$15.00/mmbtu for 2023), and have also agreed to a contingent payment on a portion of the 2022 revenue if European gas prices exceed a certain level. The contingent payment will be calculated by multiplying 12.5% of 2022 production by the difference between average 2022 NBP prices and 102 pence/therm (~$17.25/Mmbtu), provided this difference is positive, and up to a maximum of US$25 million. The structure of this transaction, including the deal contingent hedges, allows us to lock in the majority of cash flow for the next two years during a period of unprecedented high European natural gas prices, and also provides high certainty of an approximate two-year payback period. The estimated cash payment on closing and the estimated payback period includes the impact from the hedges and contingent payment.

The Corrib Acquisition aligns with our corporate acquisition and ESG strategy as it further consolidates ownership in an operated, high margin, low decline, low emission asset that generates significant FCF to support a sustainable and growing dividend. Corrib's natural gas production features a world-class ESG approach, with best-in-class Scope 1 and 2 emissions intensity of 4.2 kgCO2e/boe and a robust plan for long-term biodiversity enhancement. Our ownership in Corrib will increase to 56.5% upon closing of this acquisition, significantly increasing our exposure to premium priced European natural gas. On a 2022 full-year pro forma basis, we expect European natural gas to represent approximately 22% of our production and approximately 42% of FFO. The acquisition also rebalances our international weighting to approximately 39% of production and 60% of FFO on a 2022 full-year pro forma basis, further enhancing our geographical and commodity diversification which is a unique differentiator in our business model.

2022 Budget and Production Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $425 million for 2022, which is in line with the preliminary outlook we provided with our Q3 2021 release. This level of capital investment is expected to deliver annual average production of 83,000 to 85,000 boe/d, before taking into account the Corrib Acquisition, while also providing significant FCF to facilitate the reinstatement of a fixed quarterly dividend and further debt reduction. We will update our 2022 guidance once we have confirmation on the timing of the Corrib Acquisition closing date.

In North America, we plan to invest approximately $215 million of capital, representing a decrease of 3% compared to 2021. The capital program will include the drilling of 50 (46.3 net) wells, comprised of 12 (12.0 net) Mannville condensate-rich natural gas wells in Alberta, 31 (28.1 net) light oil wells in southeast Saskatchewan and seven (6.2 net) light oil wells in Wyoming. The Wyoming drilling program includes four (3.2 net) two-mile lateral wells which are significantly more economic than one-mile laterals and includes three (3.0 net) wells on recently acquired acreage.

We plan to invest approximately $210 million across our international assets, representing an increase of 36% compared to 2021. The increase is primarily related to Australia where we plan to drill two (2.0 net) offshore wells in Q2 2022. In Europe, we plan to drill ten (9.1 net) wells comprised of two (1.1 net) wells in the Netherlands, three (3.0 net) wells in Germany, three (3.0 net) wells in Hungary and two (2.0 net) wells in Croatia. In addition, we plan to execute our standard workover program in France, construct the gas plant on the SA-10 block in Croatia and continue with our 3D seismic campaign to support future development.

Based on forward commodity prices, we forecast 2022 full-year pro forma FFO in excess of $1.45 billion and FCF in excess of $1.0 billion (FFO and FCF in excess of $1.1 billion and $650 million, respectively excluding the Corrib Acquisition). The majority of FCF after dividends will be allocated to debt reduction and funding the Corrib Acquisition. We forecast approximately $400 million of debt reduction in 2022, after funding the Corrib Acquisition, resulting in year-end net debt of less than $1.3 billion and a net debt to trailing full-year pro forma FFO ratio of less than 0.9 times.

E&D Capital Investment by Region

Country	2022 Budget* ($MM)	2021 Budget* ($MM)	2022 vs. 2021 % Change	2022 Net Wells	2021 Net Wells
North America	215	221	(3%)	46.3	58.2
International	210	154	36%	11.1	3.5
Total E&D Capital Expenditures	425	375	13%	57.4	61.7

E&D Capital Investment by Category

Category	2022 Budget* ($MM)	2021 Budget* ($MM)	2022 vs. 2021 % Change
Drilling, completion, new well equipment & tie-in, workovers/recompletions	275	215	28%
Production equipment and facilities	115	127	-9%
Seismic, land and other	35	33	5%
Total E&D Capital Expenditures	425	375	13%

* 2022 reflects foreign exchange assumptions of CAD/USD 1.28, CAD/EUR 1.45, and CAD/AUD 0.91. 2021 reflects foreign exchange assumptions of CAD/USD 1.25, CAD/EUR 1.48, and CAD/AUD 0.94.

Dividend Reinstatement and Return of Capital Strategy

We plan to reinstate a $0.06 per share quarterly dividend commencing in Q1 2022 with an expected payment date in April 2022. This dividend equates to an annual cash outlay of approximately $40 million which represents less than 3% of 2022 full-year pro forma FFO based on forward commodity prices, and approximately 5% under our mid-cycle commodity price assumptions (US$55/bbl WTI, $2.50/mmbtu AECO and $8.00/mmbtu European Gas). At this level we believe the quarterly dividend is sustainable through various commodity cycles and provides excess FCF to facilitate further debt reduction and additional return of capital beyond the current dividend. The Corrib Acquisition will significantly enhance the company's FCF profile and ability to return additional capital to shareholders.

As we approach and achieve further debt and leverage targets, it is our intention to augment our return of capital to shareholders through one or a combination of base dividend increases, special dividends and/or share buybacks. Our next leverage target is 1.5 times net debt to trailing FFO at mid-cycle pricing which implies an absolute net debt level of approximately $1.2 billion. We expect our return of capital framework to be a staged approach that will increase over time as further debt targets are achieved while retaining the flexibility to adjust when necessary. Throughout the past 18 months, we have significantly increased FCF per share and we expect the Corrib Acquisition to further enhance FCF per share in the future.

Advisors

Scotiabank, TD Securities Inc. and RBC Capital Markets are acting as financial advisors to Vermilion on the Corrib Acquisition. Torys LLP and Matheson acted as legal counsel to Vermilion on the Corrib Acquisition.

Conference Call and Webcast Details

Vermilion will discuss its Corrib Acquisition and 2022 Budget and Guidance in a conference call and webcast presentation on Monday, November 29, 2021 at 8:00 AM MT (10:00 AM ET). To participate, call 1-800-437-2398 (Canada and US Toll Free) or 1-647-792-1240 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-203-1112 and using conference ID 8152673 from November 29, 2021 at 11:00 AM MT to December 13, 2021 at 11:00 AM MT.

You may also access the webcast at https://produceredition.webcasts.com/starthere.jsp?ei=1516646&tp_key=5a95b38863. The webcast link, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the conference call.

(1)	This document references free cash flow which is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and is therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

(2)	The full-year pro forma figures reflect annual estimates of the Corrib Acquisition based on the effective date of January 1, 2022. The actual amounts reported by Vermilion will differ as it will be based on the closing date of the transaction.

(3)	2022 forward strip prices as at November 26, 2021: Brent US$68.92/bbl; WTI US$65.58/bbl; LSB = WTI less US$4.93/bbl; TTF $22.88/mmbtu; NBP $23.62/mmbtu; AECO $4.16/mmbtu; CAD/USD 1.28; CAD/EUR 1.45 and CAD/AUD 0.91.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 and 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021 and 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:35e 29-NOV-21